Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Excellon Resources Inc. (the “Company” or “Excellon”) has prepared this Management’s Discussion and Analysis of Financial Results (“MD&A”) for the three and six month periods ended June 30, 2019 in accordance with the requirements of National Instrument 51-102 (“NI 51-102”).

This MD&A contains information as at July 31, 2019 and provides information on the operations of the Company for the three and six month periods ended June 30, 2019 and 2018 and subsequent to the period end, and should be read in conjunction with the unaudited condensed interim consolidated financial statements for the three and six month periods ended June 30, 2019 and the audited consolidated financial statements and the related notes for the year end December 31, 2018 which have been filed on SEDAR. The audited consolidated financial statements for the year ended December 31, 2018 have been prepared in accordance with International Financial Reporting Standards (“IFRS”). All figures in this MD&A are in United States ‘000 dollars unless otherwise noted.

This MD&A also makes reference to Production Cost per Tonne, Cash Cost per Silver Ounce Payable, and All-in Sustaining Cost (“AISC”) per Silver Ounce Payable, all of which are Non-IFRS Measures. Please refer to the sections of this MD&A entitled “Production Cost per Tonne”, “Total Cash Cost per Silver Ounce Payable” and “All-in Sustaining Cost per Silver Ounce Payable” for an explanation of these measures and reconciliation to the Company’s reported financial results.

COMPANY PROFILE

Excellon is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol EXN. The Company is focused on optimizing the Platosa Mine’s cost and production profile, discovering further high-grade silver and carbonate replacement deposit (“CRD”) mineralization on the 20,969 hectare Platosa Project and epithermal silver mineralization on the 100%-owned 45,000 hectare Evolución Property and capitalizing on the opportunity in current market conditions to acquire undervalued projects in the Americas.

Ore from Platosa is processed at the Company’s mill in Miguel Auza (within the Evolución Property) in Zacatecas. The Company produces a lead-silver concentrate and a zinc-silver concentrate. The concentrates are shipped to the port of Manzanillo where they are purchased by Trafigura Mexico, S.A. de C.V., a subsidiary within the Trafigura group of companies, and MK Metal Trading Mexico, S.A. de C.V., a subsidiary within the Ocean Partners group of companies.

HIGHLIGHTS

●	Q2 2019 production highlights:

○	Silver equivalent (“AgEq”) production of 582,937 ounces
○	Silver production of 276,805 oz
○	Lead production of 1.8 million lb
○	Zinc production of 2.5 million lb

●	Mined tonnage 30% higher in H1 2019 than H1 2018
●	AgEq ounces payable metals sold of 660,292
●	Strong revenues of $8.7 million despite lower metal prices
●	27% lower in Cash All-in sustaining cost (excluding non-cash items) net of by-products per Ag oz payable of $16.11 versus $21.97 in Q1-2019
●	Appointed Anna Ladd-Kruger as Chief Financial Officer & VP Corporate Development, effective June 26, 2019, continuing to strengthen the executive management team

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

SECOND QUARTER FINANCIAL AND OPERATIONAL SUMMARY

(in 000’s except amounts per share, cost per tonne, ounces and per ounce)	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018

Revenues (1)	$8,674	9,877	$13,853	15,788
Gross profit (loss)	$728	3,850	$126	4,520
Net Income (Loss)	$(2,208)	1,254	$(5,993)	32
Income (loss) per share – basic	$(0.02)	0.01	$(0.06)	0.00
Silver ounces produced	276,805	277,701	537,249	472,163
Silver ounces payable	328,778	249,309	502,972	415,385
Silver equivalent ounces produced (2)	582,937	637,205	1,105,198	1,119,284
Silver equivalent ounces payable (2) (3)	660,292	568,370	1,043,730	975,364
Production cost per tonne (4)	$304	226	$289	219
Total cash cost per silver ounce payable	$9.18	(1.07)	$10.06	0.90
AISC per silver ounce payable	$16.89	9.75	$19.82	12.21
Average realized silver price per ounce sold (5)	$14.93	16.56	$14.95	16.54

(1)	Revenues are net of treatment and refining charges. A reconciliation of revenues can be found in the section “Summary of Financial Quarterly Results” of this MD&A.
(2)	Silver equivalent (“AgEq”) ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal reflects current metals delivered, net of payable deductions under the Company’s offtake arrangements
(4)	Production cost per tonne includes mining and milling costs, excluding depletion and amortization and inventory adjustments..
(5)	Average realized silver price is calculated on current period sale deliveries and does not include prior period provisional adjustments recorded in the period.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

OPERATIONAL REVIEW

Production

Platosa Mine production statistics for the periods indicated were as follows:

	Q2	Q2	6-Mos	6-Mos
	2019(1)	2018(1)	2019(1)	2018(1)
Tonnes of ore produced:	18,717	16,146	38,801	29,930
Tonnes of ore processed:	19,964	16,580	36,733	29,601
Tonnes of historical stockpile processed:	-	6,291	1,450	12,155
Total tonnes processed:	19,964	22,871	38,183	41,756
Ore grades:
Silver (g/t)	514	507	523	478
Lead (%)	4.97	5.67	4.99	5.27
Zinc (%)	7.40	8.38	7.67	8.32
Historical stockpile grades:
Silver (g/t)	-	172	123	174
Lead (%)	-	1.76	1.22	1.68
Zinc (%)	-	2.38	1.44	2.39
Blended head grade:
Silver (g/t)	514	415	508	390
Lead (%)	4.97	4.59	4.85	4.23
Zinc (%)	7.40	6.73	7.44	6.59
Recoveries:
Silver (%)	90.6	89.6	90.2	89.2
Lead (%)	83.6	80.2	79.5	80.8
Zinc (%)	79.6	82.2	78.9	82.9
Production:
Silver – (oz)	276,805	277,701	537,249	472,163
Silver equivalent (oz) (2)	582,937	637,205	1,105,198	1,119,284
Lead – (lb)	1,763,316	1,847,967	3,139,740	3,123,385
Zinc – (lb)	2,499,403	2,810,564	4,709,028	5,064,014
Payable: (3)
Silver – (oz)	328,778	249,309	502,972	415,385
Silver equivalent (oz) (2)	660,292	568,370	1,043,730	975,364
Lead – (lb)	2,130,372	1,773,097	3,021,084	2,912,762
Zinc – (lb)	2,554,290	2,392,204	4,474,024	4,226,947
Realized prices: (4)
Silver – ($US/oz)	14.93	16.56	14.95	16.54
Lead – ($US/lb)	0.85	1.08	0.86	1.08
Zinc – ($US/lb)	1.23	1.41	1.25	1.42

(1)	Period deliveries remain subject to assay and price adjustments on final settlement with concentrate purchaser(s). Data has been adjusted to reflect final assay and price adjustments for prior period deliveries settled during the period.
(2)	AgEq ounces established using average realized metal prices during the period indicated applied to the recovered metal content of the concentrates to reflect the revenue contribution of base metal sales during the period.
(3)	Payable metal is based on the metals delivered and sold during the period, net of payable deductions under the Company’s offtake arrangements, and will therefore differ produced ounces.
(4)	Average realized price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

During Q2 2019, the operation accessed multiple ore faces in the Rodilla, Pierna, 623 and Guadalupe South mantos. Operational efficiencies implemented in previous quarters continued to deliver results with lower dilution, higher grades and steady production rates. Development has progressed towards the next production horizon in levels 916 in Manto 623 and 913 in Manto Pierna. Operations continued to focus on reducing dilution, leading to a slight reduction in tonnes produced per day (213 tpd in Q2 2019 vs. 226 tpd in Q1 2019) but increased silver payable metals.

Total tonnage processed of 19,964 tonnes in Q2 2019 was 13% lower relative to Q2 2018. All of the tonnage processed was from freshly mined ore.

Recoveries for silver, lead and zinc were higher in Q2 2019, but lower for zinc than in Q1. Upgrades at the Miguel Auza processing facility continued during the quarter with modifications impacting recoveries slightly for zinc. All recoveries are expected to improve in Q3.

Overall AgEq production during Q2 2019 demonstrated an improvement from Q1 2019, though trailed Q2, in part due to the significantly higher base metal prices realized in Q1. Production for H1 2019 was generally in line with H1 2018, despite being impacted by lower base metal price contribution during the current year.

The previous eight quarters of production at Platosa are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Mine Optimization

The Platosa deposit comprises several high-grade massive sulphide mantos hosted in permeable limestone that have been mined by Excellon since 2005. In 2007, as mine workings extended below the local water table, the Company began an intensive program of reactive grouting and pumping to control and prevent water inflows. This program was effective in managing inflows, but was time-, labour- and cost-intensive, which historically limited production to less than 200 tpd. In April 2015, the Company released the results of a hydrogeological study prepared by Hydro-Ressources Inc. and Technosub Inc. (the “Optimization Plan”), which confirmed that dry mining conditions are achievable at Platosa and proposed to replace the grouting and pumping process with a more efficient and permanent dewatering system.

The Company commenced the second phase of the Optimization Plan (“Optimization Plan Phase 2”) during H2 2017, which is the ordinary course maintenance and expansion of the dewatering system going forward for the life of mine. Phase 2 comprises the periodic development of new well bays and the drilling of new wells, with submersible pumps being moved to the new wells as wells at higher elevation begin to lose pumping efficiency. Capital expenditures on Phase 2 are considered sustaining. In Q2 2019, the Company incurred capital expenditures of $0.9 million towards the Optimization Plan Phase 2.

Toll Milling Arrangements

The Company entered a toll milling arrangement in Q1 2018 with Hecla Mining Company (“Hecla”) to process ore from the San Sebastian Mine, 42 kilometres northwest of the Miguel Auza mill. The initial bulk sample was increased during Q1 2019 to 25,000 tonnes, which began arriving at site in March with approximately 1,200 tonnes processed during Q2 2019. Assuming successful results from the bulk sample, the formal commercial milling arrangement will commence in due course. Preparations for the expansion of milling operations are underway. This review recommended optimizations to the mill flow sheet that were commissioned in Q1 2019 and is ongoing.

Corporate Responsibility

In Q2 2019, the Company focused on continuing to implement the 24 corporate responsibility (“CR”) standards introduced over the past two years at both Platosa and Miguel Auza.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

The Company continued to enhance its security processes in response to the theft of concentrate that was discovered in Q4 2018. These steps included strengthening internal controls and procedures and recruiting a security superintendent who will lead the development and implementation of security procedures and oversee the new security contractor at both Platosa and Miguel Auza. The Company continues to monitor the operating context at both Platosa and Miguel Auza to detect threats to employees, contractors and the business.

CR Performance at Platosa and Miguel Auza

Management continues to evaluate and monitor compliance with legal requirements and manage CR risk. The Company’s operations continue to report on the key trailing CR performance indicators and elements of the Visible Felt Leadership process. Trailing safety performance in Q2 2019 continued to show improvement over the full-year results for 2016-2018.

During Q2 2019, the Company engaged with stakeholders from the Ejido Puerto de Jaboncillo regarding exploration work and with communities in the Miguel Auza area regarding plans by Hecla to ship ore to the Miguel Auza concentrator.

Tailings Management at Miguel Auza

There are two tailings management facilities (TMF) at Miguel Auza. TMF #1 is located immediately northwest of the concentrator and was decommissioned in October 2017 after having reached its final crest height of 6.52 m and design capacity of approximately 313,000 m3 (~520,000 tonnes) of tailings. Covering of the decommissioned TMF #1 with soil was completed in Q4 2018; re-vegetation was completed in Q2 2019.

An action plan to address findings from the review of our tailings management practices was developed and is being implemented. Work also continued on the process to design and construct the Phase II raise at TMF #2 with the Canadian-based third-party engineering firm.

Closure Plans, Cost Estimates and Financial Assurance

Operations at the Platosa Mine and Miguel Auza Mill are both required to prepare closure plans and cost estimates that describe the actions and performance requirements when these facilities are decommissioned. The plans and cost estimates are prepared by third-party consultants and consider the removal and stabilization of facilities, revegetation and post-closure monitoring to ensure that performance requirements are met. The most recent closure plans and cost estimates were prepared in 2017 based on the life-of-mine at the time with estimated undiscounted cash costs of $1.0 million for Platosa and $1.0 million for Miguel Auza. These costs are incorporated into an Asset Retirement Obligation, which appears on the Company’s balance sheet.

As part of the approval for TMF #2, SEMARNAT established requirements for the provision of financial assurance (FA). Following an initial FA amount of approximately $60,000, annual FA payments escalate from approximately $13,000 in Year 2 to $184,000 in Year 30. The total FA required over the thirty year term of the permit is approximately $1.96 million to provide a guarantee against the operating and closure requirements of TMF #2. A bond for $60,000 for FA, representing the initial FA amount, has been posted with regulators. Miguel Auza is in compliance with its FA requirements. Approvals for Platosa pre-date the requirement for FA in Mexico and therefore there is no FA required at Platosa. There were no material changes on closure aspects at either Platosa or Miguel Auza during the quarter.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

EXPLORATION AND DEVELOPMENT

The Company is currently drilling with one rig in the Jaboncillo target area on the Platosa Property, 11 kilometres northwest of Platosa. This area hosts multiple targets and is where the Company completed an induced polarization (“IP”) survey in December 2018. The Company has also begun drilling on the Laika target on the Evolućion Project. Current drill targets at Platosa include the extension of the NE-1S Manto, near-mine manto-style targets and PDN, a skarn-type target identified by a large geophysical anomaly, two kilometres north of Platosa and associated with the 2012 Rincon del Caido discovery.

Please also refer to the Company’s Annual Information Form (“AIF”) for summary and background on the Company’s exploration projects and Mineral Resource Statement.

Platosa Property

Ongoing Exploration

In Q2 2019, the Company continued to explore the Platosa property, with two drill rigs operating from surface, completing approximately 5,500 metres. Both rigs were deployed at the Jaboncillo target following up on targets generated from geophysics, mapping and prospecting.

This initial drilling has confirmed the presence of a large hydrothermal, intrusion-related system altering the host limestone sequence. Drilling to date has intersected multiple gossanous horizons with pyritic breccias and arsenopyrite. These observations confirm the presence of the system on multiple structures over an approximately one-kilometre area. Drilling will continue in this area with the aim of discovering an economically significant component to this system.

Additional highlights from Q2 2019 include:

●	Continuation of drilling from surface at Jaboncillo;
●	Field checking and surface validation of targets identified through IP and mapping;
●	Building and rehabilitation of road networks to facilitate access for drilling on Jaboncillo targets;
●	Ongoing fieldwork, including mapping and sampling at key outcrops and surface regional targets; and
●	Community relations.

The Company expects to continue drilling programs from surface during 2019 following on from the work completed to-date since late 2016. The program will continue to test for new manto-style mineralization near the Platosa Mine and elsewhere on the Platosa Property, as well as pursuing skarn targets on the property.

Evolución Property (formerly the Miguel Auza Project)

The Company commenced a proof-of-concept 3,000 metre program on Evolución during Q2 2018 with one surface drill rig, targeting four priority targets believed to be indicative of the distal part of a larger epithermal system. The Company extended the program into Q4, increasing it to 6,000 metres based on initial success on the Lechuzas structure. Drilling in Q4 and into Q1 2019 tested strike and dip extensions of the mineralization encountered at Lechuzas with the purpose of tracking higher grades and more robust widths. During Q1 2019, the Company announced results from the Lechuzas structure where drilling has defined a mineralized envelope of 600 metres along strike and 500 metres down dip. Highlighted results from this drilling are presented below. As at the end of Q1 2019, the Company had completed approximately 2,600 metres of drilling at Evolución. No additional drilling was completed at Evolución in Q2 and drilling on the Laika target, approximately 20 kilometres NW of Miguel Auza will commence in Q3.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Results from the initial program include:

●	101 g/t AgEq (22 g/t Ag, 0.4% Pb, 1.0% Zn and 0.1 g/t Au) over 154 metres in EX18MAZ-251, including 532 g/t AgEq (188 g/t Ag, 4.4% Pb, 2.9% Zn and 0.1 g/t Au) over 2.4 metres and 238 g/t AgEq (48 g/t Ag, 0.7% Pb, 2.8% Zn and 0.1 g/t Au) over 17.7 metres;
●	70 g/t AgEq (14 g/t Ag, 0.3% Pb, 0.7% Zn and 0.1 g/t Au) over 219 metres in EX18MAZ-253, including 274 g/t AgEq (70 g/t Ag, 1.3% Pb, 2.2% Zn and 0.4 g/t Au) over 12.6 metres;
●	663 g/t AgEq (175 g/t Ag, 4.3% Pb, 5.4% Zn and 0.4 g/t Au) over 3.4 metres in EX18MAZ-257; and
●	259 g/t AgEq (64 g/t Ag, 1.4% Pb, 2.2% Zn and 0.3 g/t Au) over 24.9 metres in EX18MAZ-258.

During Q2 2019, exploration activities continued, including:

●	Remote sensing, mapping and compilation of regional trends;
●	Modelling of structural and vein features and dikes believed to influence mineralization at Lechuzas and regional exploration targeting; and
●	Receipt of drill permits for upcoming drilling in Q3.

QUALIFIED PERSONS

Mr. Ben Pullinger, BSc., PGeo., Excellon’s Senior Vice President Geology has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to geological interpretation and results contained in this MD&A.

Mr. Pullinger is an economic geologist who was appointed by the Company during Q3 2016. Prior to joining Excellon, he worked as Vice President, Exploration at Roxgold Inc., where he made a significant contribution to the growth of the company from resource stage through to production, which was reached in Q2 2016. Before Roxgold, Mr. Pullinger was engaged as a sell side analyst providing analysis and insight to buy side clients across North America. Additionally, Mr. Pullinger has worked on projects in North and South America, Africa and Asia and has made contributions to enhancing value through discovery, development and efficient operations on various projects in these regions.

Denis Flood, P. Eng., Vice President Technical Services, has acted as the Qualified Person, as defined in NI 43-101, with respect to the disclosure of the scientific and technical information relating to production results contained in this MD&A.

COMMODITY PRICES AND MARKET CONDITIONS

Average Commodity Prices	Q2 2019	Q2 2018	Change	6-Mos 2019	6-Mos 2018	Change
Silver ($/oz) (1)	14.89	16.53	-10%	15.23	16.65	-9%
Lead ($/lb) (2)	0.86	1.08	-20%	0.89	1.11	-20%
Zinc ($/lbs) (2)	1.25	1.41	-11%	1.24	1.48	-16%

(1)	Source: Kitco
(2)	Source: LME

Silver prices were weak during the current quarter compared to Q2 2018 and continues to trail gold, with the silver: gold ratio reaching 93:1 during June and the price averaging less than $15. Net longs in silver increased late in the quarter, but still lagged gold on a relative basis, and ETF buying was relatively low. American Silver Eagle purchases increased, however, more than doubling from the previous year. Silver demand for solar remains strong with ~15% increases year-over-year. By the end of the quarter, as gold prices increased beyond $1,400, silver prices began to rebound and demonstrated significant strength versus gold by mid-July, with the ratio dropping below 88:1 and prices exceeding $16.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Lead prices were also poor during Q2 2019, significantly below Q2 2018 for much of the quarter, though demonstrating improvement late into the quarter and into Q3 2019. Smelter outages in Australia may have supported prices in the latter part of the quarter. On the demand side, Chinese auto production was down materially year-over-year, in part due to changes in environmental regulations, which may have delayed purchases. The market remained in a deficit during the first four months of the year.

Zinc prices slipped during the quarter and were also significantly below Q2 2018 and continued sliding into Q3 2019. U.S. and China trade talks (or lack thereof) appear to be a significant drag on prices. Shanghai physical inventory remains low, but has rebounded in recent months and, while the market remains in deficit through mid-year, a surplus is expected for the second half of 2019.

Refer to “Financial Instruments”, below, for a discussion of the Company’s exposure to foreign currencies.

SUMMARY OF FINANCIAL QUARTERLY RESULTS

Financial statement highlights for the quarter ended June 30, 2019 and 2018 and last eight quarters are as follows:

	Q2 2019(1)	Q1 2019(1)	Q4 2018(1)	Q3 2018(1)	Q2 2018(1)	Q1 2018(1)	Q4 2017(1)	Q3 2017(1)
(in $000’s)	$	$	$	$	$	$	$	$
Revenues	8,674	5,179	5,955	2,570	9,877	5,911	7,123	7,102
Production costs	(6,797)	(4,612)	(5,213)	(5,221)	(5,173)	(3,959)	(4,796)	(4,160)
Depletion and amortization	(1,149)	(1,169)	(1,004)	(876)	(854)	(1,282)	(1,277)	(1,426)
Cost of sales	(7,946)	(5,781)	(6,217)	(6,097)	(6,027)	(5,241)	(6,073)	(5,586)
Gross profit (loss)	728	(602)	(262)	(3,527)	3,850	670	1,050	1,516
Expenses:
Corporate administration	(1,028)	(1,361)	(595)	(1,021)	(1,482)	(1,423)	(1,159)	(892)
Exploration	(967)	(1,005)	(1,115)	(1,021)	(1,053)	(708)	(345)	(382)
Other income (expense)	34	(274)	51	368	(497)	82	(415)	(88)
Write-down of inventories (2)	-	-	-	-	-	-	(568)	-
Net Finance income (cost)	(335)	(52)	203	1,081	(409)	1,024	820	(5,974)
Income tax (expense) recovery	(640)	(491)	(2,432)	538	845	(867)	2,170	(87)
Net income (loss) for the period	(2,208)	(3,785)	(4,150)	(3,582)	1,254	(1,222)	1,553	(5,907)
Earnings (loss) per share – basic	(0.02)	(0.04)	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)
– diluted	(0.02)	(0.03)	(0.04)	(0.04)	0.01	(0.01)	0.02	(0.08)
Cash flow from (used in) operations before changes in working capital	208	(977)	(1,507)	(4,125)	2,253	471	571	1,464

(1)	Includes fair value adjustment gain (loss) to net income (loss) for embedded derivative liability and warrants related to convertible debentures (the “Debentures”) issued in November 2015 and converted in December 2017 as follows:

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017
($0.2 million)	($0.2 million)	$0.3 million	$0.6 million	$0.1 million	$0.5 million	$1.3 million	($5.6 million))

(2)	Write-down of production spares to its net realizable value by $0.57 million for slow moving and obsolescent inventory items identified at the end of the year.

Quarterly revenue fluctuations are a function of metal prices, ore tonnage mined/milled, and ore grades. The Company currently expenses exploration costs not associated with mine resource expansion, which may create volatility in earnings from period to period. The following is a discussion of the material variances between Q2-2019 versus Q2-2018 and the 6 months ending 2019 versus the 6 months ending 2018.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Revenue	8,674	9,877	13,853	15,788
Net Loss	(2,208)	1,254	(5,993)	32

Net revenues decreased by 12% during Q2 2019 compared to Q2 2018, due to a combination of significantly lower realized metal prices (Ag -10%, Pb -22% and Zn -13%) partially offset by higher AgEq ounces payable of 660,292 (568,370 in Q2 2018). For additional discussion, see “Provisionally Priced Sales”, below.

The main components contributing to the net loss variance of $3.5 million between the net loss of $2.2 million in Q2 2019 and the net gain of $1.3 million in Q2 2018, were:

(i)	12% decrease ($1.2 million) in revenues as discussed above;
(ii)	31% increase in production cost ($1.6 million) as electricity unit cost increased from $0.08/kWh in Q2 2018 to $0.11/kWh in Q2 2019 resulting in a $0.3 million increase in energy cost and $0.6 million additional cost recognized from inventory variance as well as higher labour costs due to increased staff, with adjustments reflected in Q2;
(iii)	$1.5 million difference in deferred income taxes.

The 6-Mos period net loss variance of $6.0 million was also driven by lower revenues ($1.9 million) due to lower production and lower metal prices coupled by an increase in electricity costs ($0.9 million), inventory adjustment ($0.3 million), finance income ($1.0 million), as discussed below and a difference in deferred income tax ($1.2 million).

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Cost of Sales	(7,946)	(6,027)	(13,727)	(11,268)

The variance in the cost of sales, including depletion and amortization of $1.9 million (32%) between Q2 2019 and Q2 2018 was mainly driven by $0.3 million increase in cost resulting from higher electricity price, $0.6 million of additional cost recognized from inventory variance and higher depreciation and amortization cost of $0.3 million and additional labour costs due to increased staff.

The 6-Mos period variance was similarly affected by the same cost components above mentioned (electricity cost of $0.9 million; inventory variance cost of $0.3 million; depreciation and amortization cost of $0.2 million).

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Exploration	(967)	(1,053)	(1,972)	(1,761)

Exploration drilling continued on the Platosa property with 5,495 metres drilled in Q2 2019 (6,221 metres in Q2 2018) resulting in a lower cost when compared with Q2 2018.

For the 6-Mos period the Company completed a total of 10,593 metres representing a 23% increase when compared to the 8,616 metres drilled during the same period in 2018.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Other income (expenses)	34	(497)	(240)	(415)

Other income includes unrealized and realized foreign exchange gains and losses, realized and unrealized gains and losses on marketable securities, provisional adjustments, and other non-routine income or expenses, if any.

Material variance from Q2-2019 versus Q2-2018 include $0.3 million in foreign exchange losses and $0.2 million provision for inventory obsolesce incurred in Q2-2018 and no such material costs in Q2-2019.

Other expenses of $0.2 million during 6-Mos 2019 included a $0.6 million contingent liability provision related to a claim filed against the Company offset by (i) $0.26 million of foreign exchange gains (iii) $86,000 unrealized gain on marketable securities and (iv) $19,000 gain on disposal of assets. Other expenses of $0.4 million during 6-Mos 2018 comprised (i) $0.2 million of foreign exchange losses and (ii) $0.2 million in provisions.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Finance Income (cost)	(335)	(409)	(387)	615

Net finance income (cost) consists primarily of fair value adjustments on warrants related to Debentures, and accretion of the rehabilitation provision for the mine and mill. The fair value adjustment derives primarily from the performance of the Company’s stock during the applicable period. As the Debentures were settled, fair value adjustments of the associated warrants remains required.

During Q2 2019, an increase in the stock price from CAD$0.85 to CAD$0.99 resulted in a $0.17 million fair value adjustment loss on warrants related to the Debentures while during Q2 2018, a decrease from CAD$1.48 to CAD$1.39 resulted in a $0.2 million fair value adjustment gain from warrants outstanding at the time. Finance cost in Q2 2019 also included a $0.1 million unrealized loss on forward foreign exchange contracts that were marked to market at the end of the quarter (Q2 2018 – $0.05 million unrealized loss).

For the 6-Mos 2019, a $0.4 million fair value adjustment loss was registered on warrants related to the Debentures as a result of an increase in the stock price from CAD$0.69 to CAD$0.99 ($0.6 million gain during 6-Mos 2018 due to the share price decreasing from CAD$1.84 to CAD$1.39). Finance cost during the 6-Mos 2019 also included a $0.05 million gain on forward foreign exchange contracts mark-to-market at the end of the period ($0.06 million unrealized gain during 6-Mos 2018).

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Provisionally Priced Sales

Sales are recorded using the metal price received for sales that settle during the reporting period. For sales that have not been settled, an estimate is used, based on the expected month of settlement and the forward price of the metal at the end of the reporting period. The difference between the estimate and the final price received is recognized by adjusting sales in the period in which the sale is settled (i.e. finalization adjustment). The finalization adjustment recorded for these sales depends on the actual price when the sale settles, which occurs either one or two months after shipment under the terms of the current concentrate purchase agreements.

In Q2 2019, the Company recognized negative adjustment to revenues of $110 primarily related to the reversal of the mark-to-market taken at the end of March 31, 2019 as receivables were ultimately settled at lower values in Q2 2019 (three months ended June 30, 2018 – positive adjustment of $392).

As at June 30, 2019, provisionally priced sales totalled $5,778 which are expected to settle at final prices during Q3 2019. A 10% increase or decrease in the prices of silver, lead and zinc will result in a corresponding increase or decrease in revenues of $578 during the third quarter of 2019.

Revenues recognized in the comparable periods are reconciled below (in thousands of US dollars):

	Q2 2019
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	4,884	1,830	3,148	9,862
Prior period provisional adjustments (2)	(45)	(73)	8	(110)
Sales before TC/RC	4,839	1,757	3,156	9,752
Less: TC/RC				(1,156)
Revenues from sales				8,596
Revenues from tolling services				78
Total revenues				8,674

	6-Mos 2019
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	7,464	2,605	5,529	15,598
Prior period provisional adjustments (2)	6	(60)	(30)	(84)
Sales before TC/RC	7,470	2,545	5,499	15,514
Less: TC/RC				(1,739)
Total Sales				13,775
Revenues from tolling services				78
Total revenues				13,853

	Q2 2018
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	4,216	1,994	3,517	9,727
Prior period provisional adjustments (2)	241	49	102	392
Sales before TC/RC	4,457	2,043	3,619	10,119
Less: TC/RC				(242)
Total revenues				9,877

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	6-Mos 2018
	Silver	Lead	Zinc	Total
	$	$	$	$
Current period sales (1)	7,062	3,281	6,291	16,634
Prior period provisional adjustments (2)	11	(32)	24	3
Sales before TC/RC	7,073	3,249	6,315	16,637
Less: TC/RC				(849)
Total Sales				15,788

(1)	Includes provisional price adjustments on current period sales.
(2)	Prior period sales that settled at amounts different from prior period’s estimate.

Non-IFRS Measures

Production Cost Per Tonne, Total Cash Cost Net of By-Product Credits Per Silver Ounce Payable and All-In Sustaining Cost (AISC) Per Silver Ounce Payable are non-IFRS measures that do not have a standardized meaning. The calculation of these measures may differ from that used by other companies in the industry. The Company uses these measures internally to evaluate the underlying operating performance of the Company for the reporting periods presented. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles and are not necessarily indicative of operating expenses as determined under generally accepted accounting principles. Management believes that these measures are key performance indicators of the Company’s operational efficiency and are increasingly used across the global mining industry and are intended to provide investors with information about the cash generating capabilities of the Company’s operations.

	Q2 2019		Q2 2018		6-Mos 2019		6-Mos 2018
Production Cost per Tonne	$304	/t	$226	/t	$289	/t	$227	/t

The Company excludes inventory adjustments from the calculation of Production Cost per Tonne to improve period-over-period comparisons. A reconciliation between production cost per tonne (excluding depletion and amortization and inventory adjustments) and the Company’s cost of sales as reported in the Company’s financial statements is provided below.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of Sales	7,946	6,027	13,727	11,268
Depletion and amortization	(1,149)	(854)	(2,318)	(2,136)
Inventory adjustments	(730)	(29)	(388)	359
Production Costs (excluding inventory adjustments)	6,067	5,144	11,021	9,491
Tonnes milled	19,964	22,872	38,183	41,756
Production cost per tonne milled ($/tonne)	304	$226	289	219

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Total Cash Cost Per Silver Ounce Payable	$9.18	($1.07)	$10.06	$0.90

Higher total cash costs per silver ounce payable of $9.18 in Q2 2019 is a result of the combination of lower by-product credits due to materially lower metal prices, and offset by higher silver ounces recognized in the quarter.

The calculation of total cash cost per silver ounce payable reflects the cost of production adjusted for by-product and various non-cash costs included in cost of sales. Changes in inventory has not been adjusted from cost of sales, as these costs are associated with the payable silver ounces sold in the period. The Company expects total cash costs net of by-product revenues to vary from period to period as planned production and development access different areas of the mine with different ore grades and characteristics.

Reconciliation of total cash cost per silver ounce payable, net of by-product credits:

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
	$ 000’s	$ 000’s	$ 000’s	$ 000’s
Cost of sales	7,946	6,027	13,727	11,268
Adjustments - increase/(decrease):
Depletion and amortization	(1,149)	(854)	(2,318)	(2,136)
Third party smelting and refining charges (1)	1,156	242	1,739	849
Royalties (2)	(23)	(22)	(45)	(45)
By-product credits (3)	(4,913)	(5,661)	(8,045)	(9,564)
Total cash cost net of by-product credits	3,017	(268)	5,058	372
Silver ounces payable	328,778	249,309	502,972	415,385
Total cash cost per silver ounce payable ($/oz)	9.18	(1.07)	10.06	0.90

(1)	Treatment and refining charges recorded in net revenues.
(2)	Advance royalty payments on the Miguel Auza property unrelated to production from Platosa.
(3)	By-product credits comprise revenues from sales of lead and zinc.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
AISC Per Silver Ounce Payable (including non-cash items)	$16.89	$9.75	$19.82	$12.21

Higher AISC in Q2 2019 resulted from higher cash costs as described above. AISC excluding non-cash items was $16.11 in the quarter.

AISC per silver ounce payable over the preceding eight quarters are summarized below:

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Excellon adopted the AISC measure to provide further transparency on the costs associated with producing silver and to assist stakeholders of the Company in assessing operating performance, ability to generate free cash flow from current operations and overall value. The AISC measure is a non-GAAP measure based on guidance announced by the World Gold Council in June 2013.

Excellon defines AISC per silver ounce payable as the sum of total cash costs (including treatment charges and net of by-product credits), capital expenditures that are sustaining in nature, corporate general and administrative costs (including non-cash share-based compensation), capitalized and expensed exploration that is sustaining in nature, and environmental reclamation costs (non-cash), all divided by the total payable silver ounces sold during the period to arrive at a per ounce figure.

Capital expenditures to develop new operations or capital expenditures related to major projects at existing operations where these projects will materially increase production are classified as non-sustaining and are excluded. The definition of sustaining versus non-sustaining is similarly applied to capitalized and expensed exploration costs. Exploration costs to develop new operations or that relate to major projects at existing operations where these projects are expected to materially increase production are classified as non-sustaining and are excluded.

Costs excluded from AISC are non-sustaining capital expenditures and exploration costs (as described above), finance costs, tax expense, and any items that are deducted for the purposes of adjusted earnings.

The table below presents details of the AISC per silver ounce payable calculation.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
	$ 000’s	$ 000’s	$ 000’s	$ 000’s

Total cash costs net of by-product credits	3,017	(268)	5,058	372
General and administrative costs (cash)	755	839	1,553	1,587
Share based payments (non-cash)	198	593	727	1,215
Accretion and amortization of reclamation costs (non-cash)	57	59	116	122
Sustaining exploration (manto resource exploration/drilling)	70	72	144	177
Sustaining capital expenditures (1)	1,455	1,136	2,371	1,597
Total sustaining costs	2,535	2,699	4,911	4,698
All-in sustaining costs	5,552	2,431	9,969	5,070
Silver ounces payable	328,778	249,309	502,972	415,385
AISC per silver ounce payable ($/oz)	16.89	9.75	19.82	12.21
AISC excluding non-cash items, per silver ounce payable ($/oz)	16.11	7.14	18.16	8.99
Realized silver price per ounce sold (2)	14.93	16.56	14.95	16.54

(1)	Sustaining capital expenditure includes sustaining property plant and equipment acquisitions and capitalized development costs.
(2)	Average realized silver price is calculated on current period sale deliveries and does not include the impact of prior period provisional adjustments in the period.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

LIQUIDITY AND CAPITAL RESOURCES

In today’s commodity price environment, being able to produce at reduced cost and generate positive cash flows is essential to improving the Company’s working capital. The primary source of funds available to the Company is cash flow generated by the Platosa Mine. A continuous review of the Company’s capital expenditure programs ensures the Company’s capital resources are utilized in a responsible and sustainable manner to conserve cash during ongoing periods of low silver prices.

	June 30, 2019	December 31, 2018
Cash and Cash Equivalents	3,394	6,417

The Company’s cash position increased by $0.2 million during Q2 2019 and a net decrease of $ 3.0 million for the 6-Mos 2019. The year to date movements is as follows:

(i)	$0.8 million was used in operations before changes in working capital together with a minor movement in working capital of $3,000, for a net of $0.8 million used in operating activities;
(ii)	$2.6 million was invested in capital expenditures, split between the Optimization Plan Phase 2, mine development and mining equipment; and
(iii)	$0.2 million was used in financing activities mostly related to lease liability payments for leased mining equipment and office.

	June 30, 2019	December 31, 2018
Working Capital	3,777	7,917

Working capital decreased by $1.8 million during the Q2 2019 from Q1-2019, as cash flow used in operations totaled $1.8 million mainly due to lower metal prices and sustaining capital expenditure associated with the Optimization Plan Phase 2.

Trade receivables slightly increased to $2.0 million at the end of Q2 2019 versus Dec 31, 2018. The balance is comprised by shipments delivered during last part of the month together with provisional invoicing (as explained in the “Provisionally Priced Sales” section).

Trade payables increased primarily due to the recording an additional $0.6 million provision for a claim made against the Company (further details provided in Contingencies section), $0.2 million related to leased equipment and $0.7 million in other operating and capital items. Anticipated improvements in metal prices within the next quarter are expected to contribute to further improve the Company’s working capital together with the implementation of various operating improvement initiatives currently on going.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Cash from (used in) operations before changes in working capital ($000’s)	208	2,253	(764)	2,724

During Q2 2019, the operation generated $0.2 million in cash flows before changes in working capital, primarily due to higher AgEq payable oz delivered during the period. Higher metal prices observed during 2018 compared to 2019 explain the material difference in the negative variance in the cash flow from period to period.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Investing Activities ($000’s)	(1,716)	(830)	(2,557)	(1,427)

For Q2 2019, the Company’s capital expenditures of $1.7 million was mainly related to the continuation of the Optimization Plan Phase 2, mine development and associated mining equipment.

	Q2 2019	Q2 2018	6-Mos 2019	6-Mos 2018
Financing Activities ($000’s)	(119)	1,462	(210)	1,464

Financing activities were limited in Q2 2019 to lease liability payments for mining equipment leased in Q2 2018 and liability payments for the office lease (from April 2019). The main variance between 2019 and 2018 reported periods were the proceeds from exercised warrants during Q2 2018 ($1.7 million) .

In recent quarters, the Company’s operations were not cash flow positive and the Company has drawn down on working capital. Although the Company’s production continues to increase, the Company’s ability to generate positive cash flows is impacted by financial market conditions, most notably metal prices as the Company derives its revenues from the sale of silver, lead and zinc and associated TC/RCs, as discussed above in “Commodity Prices and Market Conditions”. The Company is also exposed to currency exchange risk and accordingly manages this exposure with currency hedges as described below in “Financial Instruments”. The Company is also affected by increases in electricity prices due to dewatering requirements at the Platosa Mine, which have recently increased materially.

The Company has in-the-money warrants with a current exercise value of CAD$0.9 million below based on the closing price of the Company’s Common Shares on August 1, 2019.

Financial Instruments

All financial assets and financial liabilities, other than derivatives, are initially recognized at the fair value of consideration paid or received, net of transaction costs as appropriate, and subsequently carried at fair value or amortized cost. The carrying values of cash and cash equivalents, trade receivables and other liabilities approximate their fair value, unless otherwise noted.

The Company’s financial performance is sensitive to changes in commodity prices, foreign exchange and interest rates, and the Company may periodically consider hedging such exposure. The Company’s board of directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company addresses its price-related exposure to foreign exchange through the use of options, futures, forwards and derivative contracts.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

The Mexican peso (“MXN”) and the Canadian dollar (“CAD”) are the functional currencies of the Company, with currency exposures arising from transactions and balance in currencies other than the functional currencies.

A significant portion of the Company’s capital expenditures, operating costs, exploration, and administrative expenditures are incurred in MXN, while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates. As at June 30, 2019, forward contracts for the purchase of MXN185 million in exchange for $9.1 million at an average rate of 20.30 MXN/USD, at various maturity dates until May 2020, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in an unrealized gain position of $0.05 million at June 30, 2019 ($0.06 million as at June 30, 2018).

During Q2 2019, the Company realized beneficial exchange rates of $168,321 from contracts maturing during the quarter relative to spot rates (Q2 2018 – unfavourable $22,000). For the 6-Mos 2019 the Company realized beneficial exchange rates of $264,008 (6-Mos 2018 – beneficial $3,000). These beneficial exchange rates were recorded in cost of sales to reflect the realized operating cost of production.

Commitments

The following table summarizes the Company’s significant commitments as at June 30, 2019 (in thousands of US dollars):

Mine restoration provisions and employee future benefits committed in 2023 assume the closure of the Platosa Mine and Miguel Auza mill in that year, which may or may not be the case depending upon the Company’s ability to find new mineralization at Platosa or near Miguel Auza. Not included above is an NSR royalty payable semi-annually on the Platosa Property of (a) 1.25% in respect of manto mineralization other than skarn mineralization or (b) 0.5% in respect of skarn or “Source” mineralization (as described further below). Such payments vary period to period based on production results and commodity prices.

Contingencies

During Q3 2012, the Company sued the Ejido La Sierrita (the “Ejido”) to terminate a 30-year surface rights agreement (“SRA”) in respect of 1,100 hectares of exploration ground west and northwest of the Platosa Mine and for various damages relating to an illegal blockade of the mine during Q3 2012. The Ejido also sued for termination of the SRA after being advised of Excellon’s suit.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

In Q3 2016, the Company received a resolution from the Tribunal Unitario Agrario del Distrito Sexto in Torreón, Coahuila (the “Agrarian Tribunal”) on the legal action. The Agrarian Tribunal ruled in favour of the Company’s application to rescind the SRA. The Resolution also included (i) an award to Excellon of MXN5.5 million payable by the Ejido for losses and damages related to the illegal blockade and (ii) an award to the Ejido of MXN5.5 million payable by Excellon as indemnity for not building a water treatment plant under the terms of the SRA. The two awards set-off against each other, with neither side being required to pay any amount to the other.

After appeal by both parties to the Segundo Tribunal Colegiado en Materias Administrativa y Penal del Octavo Circuito in Torreón, the court of appeal in Coahuila, the case was returned to the Agrarian Tribunal. In Q3 2017, the Agrarian Tribunal once again ruled in favour of the Company, with the rescission of the SRA being upheld. The Court also eliminated the set-off in damages between the parties, with the end result being the simple rescission of the SRA. Both the Company and the Ejido have appealed this decision: the Company for payment of damages in respect of the illegal blockade of the mine in third quarter of 2012 and the Ejido for rental payments from 2014-2016.

Excellon holds 20,969 hectares of mineral concessions at Platosa. These rights entitle the Company to explore for and mine minerals at Platosa and in an extensive surrounding area. Excellon also owns all surface rights needed to produce silver from the Platosa Mine and conduct further surface and underground exploration for further high-grade manto mineralization and the skarn/source of the Platosa mantos.

A subsidiary of the Company is also party to an action by a claimant in respect of damages under an option agreement concerning a mineral concession within the Miguel Auza property, which the concession is not considered material to the Company’s operating business or exploration plans. The court of first instance awarded the claimant the amount of approximately $0.7 million. The Company is appealing the decision and believes that the court made an incorrect finding of law in respect of approximately $0.6 million of the damage award. Until then, the Company has increased its previous provision of $0.1 million to $0.7 million in respect of such potential damage award.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

The corporate secretary of the Company is a partner in a firm that provides legal services to the Company. During Q2 2019, the Company incurred legal services of $3 (Q2 2018 – $4. During 6-Mos 2019 the Company incurred in legal services of $12 (6-Mos 2018 – $13). As at June 30, 2019, the Company had an outstanding payable balance of $11 (as at June 30, 2018 – $4).

RISK AND UNCERTAINITIES

The Company’s business entails exposure to certain risks, including but not limited to: metal price risk since the Company derives its revenues from the sale of silver, lead and zinc; foreign exchange risk since the Company reports in United States dollars but operates in jurisdictions that use other currencies; the inherent risk of uncertainties in estimating Mineral Resources; political risk associated with operating in foreign jurisdictions; environmental risks and risks associated with labour relations issues. The current or future operations of Excellon including ongoing commercial production are or will be governed by and subject to federal, state and municipal laws and regulations regarding mineral taxation, mineral royalties and other governmental charges. Any change to the mineral taxation and royalty regimes in the jurisdictions in which Excellon operates or plans to operate could have an adverse financial impact on the Company’s current and planned operations and the overall financial results of the Company, the extent of which cannot be predicted. Further factors affecting the Company are described in the AIF.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

COMMON SHARE DATA as at August 1, 2019

Common shares issued and outstanding	99,388,213
Stock options	2,399,999
DSUs	2,288,576
RSUs	3,186,018
Warrants ($0.50)	1,838,908
Fully diluted common shares	109,107,714

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

In the disclosure set out below, references to management include the President and Chief Executive Officer and Chief Financial Officer. Management has designed disclosure controls and procedures (“DC&P”) to provide a reasonable assurance that (i) material information relating to the Company is made known to them by others, particularly during the period in which the annual filings are being prepared and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

In connection with the preparation and filing of the Company’s audited consolidated financial statements for the year ended December 31, 2018 (the “2018 Financial Statements”), the Company’s management assessed the effectiveness of the Company’s disclosure controls and procedures. In making this assessment, management used the criteria set forth in Internal Control - Integrated Framework (2013) (“COSO 2013”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that, as of December 31, 2018, the Company’s DC&P were not effective due to the material weakness described in the MD&A for the year ended December 31, 2018 (the “2018 MD&A”). Although the Company has taken steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of DC&P continued to exist as of June 30, 2019.

Internal Control Over Financial Reporting

Management is responsible for establishing, maintaining and assessing the effectiveness of adequate internal control over financial reporting (“ICFR”). The Company’s ICFR is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

In connection with the preparation and filing of the 2018 Financial Statements, management assessed the effectiveness of the Company’s ICFR. In making this assessment, management used the criteria set forth in COSO 2013. Based on this assessment, management concluded that, as of December 31, 2018, as a result of the material weaknesses identified as part of the ongoing investigation into concentrate theft, as disclosed in the 2018 MD&A, the Company’s ICFR was not effective. Although the Company has taken steps to remediate the material weaknesses, management has concluded that material weaknesses in the design of ICFR continued to exist as of June 30, 2019.

Remediation of Material Weaknesses

Management has taken an active approach remediating and enhancing controls in the revenues cycle for concentrate deliveries. This approach was set out in the 2018 MD&A, updated as follows:

●	new procedures and processes for metal accounting will be in place during Q3 2019 with independent testing for the remainder of the year; management will continue to actively monitor and improve the program going forward;
●	increased surveillance of concentrate stockpiles on the loading pad is now complete;
●	real time tracking of delivery trucks is now in place;
●	reconciliation of truck security seals is now incorporated into the new process;
●	installation of truck scales and internal weight reconciliation on site at both Platosa and Miguel Auza is now complete;
●	management continues to review and streamline internal control reports.

The revenue cycles testing will commence in Q3 2019 after being delayed due to replacement of key personnel at both Platosa and Miguel Auza and at the Company’s corporate office. The testing will have a particular focus on the new controls to ensure that their design is effective. Management continues to make progress on the remediation actions listed above.

Although there have been significant improvements made to the Company’s ICFR in relation to the material weaknesses disclosed in the 2018 MD&A, the material weaknesses cannot be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts the Company has taken or will implement will effectively remediate the material weaknesses described above or prevent the incidence of other significant deficiencies or material weaknesses in the Company’s ICFR in the future. The Company does not expect that disclosure controls or ICFR will prevent all errors, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving our stated goals under all potential future conditions.

Other than the changes described above that were implemented in 2018, Q1 2019 and ongoing, there have been no changes in the Company’s ICFR during the second quarter of 2019 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

ACCOUNTING STANDARDS ISSUED BUT NOT YET EFFECTIVE

In March 2018 the International Accounting Standards Board (IASB) issued a revised Conceptual Framework for Financial Reporting which is currently being used by the Board and Interpretations Committee of the IASB in developing new pronouncements. Preparers of the financial statements, however, will only begin referring to the new framework from January 1, 2020.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The Company’s significant accounting policies are described in Note 3 to the consolidated financial statements for the year ended December 31, 2018. The preparation of the consolidated financial statements require management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the consolidated financial statements and reported amounts of expenses during the reporting period. Such estimates and assumptions affect the carrying value of assets and are based on historical experience and other factors considered relevant. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised. For details of these estimates, assumptions and judgements, please refer to the Company’s consolidated financial statements for the year ended December 31, 2018, which are available on the Company’s website and on SEDAR.

ADDITIONAL SOURCES OF INFORMATION

Additional disclosures pertaining to the Company, including its most recent AIF, audited and unaudited interim financial statements, management information circular, material change reports, press releases and other information, are available on the SEDAR website at www.sedar.com or on the Company’s website at www.excellonresources.com.

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities legislation and applicable U.S. securities laws. Except for statements of historical fact relating to the Company, such forward-looking statements include, without limitation, statements regarding the future results of operations, performance and achievements of the Company, including potential property acquisitions, the timing, content, cost and results of proposed work programs, the discovery and delineation of mineral deposits/resources/reserves, geological interpretations, the potential of the Company’s properties, proposed production rates, potential mineral recovery processes and rates, business plans and future operating revenues. Forward-looking statements are made based on management’s beliefs, estimates, assumptions and opinions on the date the statements are made. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct and the Company undertakes no obligation to update forward-looking statements. Forward-looking statements are typically identified by words such as: believes, expects, anticipates, intends, estimates, targets, plans, postulates, and similar expressions, or are those which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various risk factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, significant downward variations in the market price of any minerals produced (particularly silver), the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. A description of the risk factors applicable to the Company can be found in the AIF under “Description of the Business – Risk Factors.” All of the Company’s public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. This document is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

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Management’s Discussion & Analysis of Financial Results

For the three and six month periods ended June 30, 2019

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms “Measured,” “Indicated” and “Inferred” Mineral Resources used or referenced in this MD&A are defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The CIM standards differ significantly from standards in the United States. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category or that Mineral Resources will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies other than a Preliminary Economic Assessment (“PEA”). United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable, or that a Measured or Indicated Mineral Resource is economically or legally mineable.

Cautionary Note to United States Investors regarding Adjacent or Similar Properties

This MD&A may also contain information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises United States investors that the United States Securities and Exchange Commission’s mining guidelines strictly prohibit information of this type in documents filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the company’s properties.

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